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                             May 7, 2024

       Brady Rodgers
       Chief Executive Officer
       CO2 Energy Transition Corp.
       1334 Brittmoore Rd, Suite 190
       Houston, TX 77043

                                                        Re: CO2 Energy
Transition Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed May 3, 2024
                                                            File No. 333-269932

       Dear Brady Rodgers:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 16, 2024 letter.

       Form S-1/A filed May 3, 2024

       If we are deemed to be an investment company..., page 37

   1. We acknowledge your response to prior comment 1. We note your statements in the two
                                                        Investment Company Act
risk factors beginning on page 37 and page 38 that the assets in your trust account will
be securities, including U.S. Government securities or shares of money market funds
registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that
Act, and disclosure on page 38 that because the investment of proceeds will be restricted to
these instruments, you believe you will meet the requirements for exemption from
registration. Please clarify that notwithstanding the nature of these investments, you could
nevertheless be considered to be operating as an unregistered investment company.
 Brady Rodgers
FirstName  LastNameBrady   Rodgers
CO2 Energy   Transition Corp.
Comapany
May  7, 2024NameCO2 Energy Transition Corp.
May 7,
Page 2 2024 Page 2
FirstName LastName
       Please contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Joan S. Guilfoyle